



07025887



**ATS Andlauer Income Fund**

190 Attwell Drive
Suite 600
Etobicoke, ON
M9W 6H8

Tel: 416.798.1379
Fax: 416.798.9230

atsincomefund.ca

August 7, 2007

**VIA COURIER**

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

**PROCESSED** **SUPPL**

**AUG 1 4 2007**

Dear Sirs/Mesdames:

THOMSON
FINANCIAL

**RE: ATS ANDLAUER INCOME FUND SUBMISSION PURSUANT TO RULE 12g3-2(b) File No. 82-34967**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of ATS Andlauer Income Fund's (the "Fund"):

1. Interim Financial Statements for the period ended June 30, 2007

2. Management's Discussion and Analysis for the period ended June 30, 2007

3. CEO Certification dated August 3, 2007

4. CFO Certification dated August 3, 2007

5. Press Release "ATS Andlauer Income Fund Announces Second Quarter Results for 2007"

6. Press Release "ATS Andlauer Income Fund Announces Distributions for Third Quarter 2007"

As required pursuant to Rule 12g3-2(b), the Fund's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by sending an email to the undersigned at maggiesmith@ats.ca.

Regards,


Maggie Smith, CA
Information & Governance Officer
ATS Andlauer Transportation Services GP Inc.
Administrator for ATS Andlauer Income Fund

Enclosures (6)
DS/mm

cc:  Brian Mascarenhas
     ATS Andlauer Transportation Services GP Inc.



*Interim Consolidated Financial Statements of*

# ATS Andlauer Income Fund

*June 30, 2007*
*(unaudited)*

# ATS ANDLAUER INCOME FUND
## Table of Contents
June 30, 2007

# ATS ANDLAUER INCOME FUND
## Consolidated Balance Sheets
**(in thousands of dollars)**

| | As at June 30, 2007 (unaudited) | As at December 31, 2006 (audited) |
|---|---:|---:|
| **ASSETS** | | |
| | | |
| Current | | |
| Cash and cash equivalents | $ 833 | $ 265 |
| Accounts receivable | 21,272 | 28,649 |
| Prepaid expenses and deposits | 6,611 | 4,170 |
| | 28,716 | 33,084 |
| Deferred financing costs | 45 | 63 |
| Capital assets (Note 4) | 2,648 | 2,709 |
| Intangible assets (Note 5) | 54,890 | 57,950 |
| Goodwill | 35,844 | 35,844 |
| | $ 122,143 | $ 129,650 |
| | | |
| **LIABILITIES** | | |
| | | |
| Current | | |
| Accounts payable and accrued liabilities | $ 12,748 | $ 13,655 |
| Distributions payable to unitholders (Note 10) | 908 | 3,519 |
| Distributions payable to non-controlling interest (Note 10) | 226 | 874 |
| | 13,882 | 18,048 |
| Long-term debt (Note 6) | 1,928 | 3,349 |
| Future income taxes (Note 12) | 3,730 | - |
| | 19,540 | 21,397 |
| Non-controlling interest (Note 7) | 22,072 | 23,156 |
| | 41,612 | 44,553 |
| | | |
| **EQUITY** | | |
| | | |
| Unitholders' equity | 80,531 | 85,097 |
| | $ 122,143 | $ 129,650 |

*The accompanying notes are an integral component of the consolidated financial statements*

# ATS ANDLAUER INCOME FUND
## Consolidated Statements of Income
**Three and six months ended June 30, 2007 and 2006**
**(unaudited - in thousands of dollars, except per Unit amounts)**

| | Three months ended June 30 | | Six months ended June 30 | |
| --- | --- | --- | --- | --- |
| | **2007** | **2006** | **2007** | **2006** |
| Revenue | $ 44,037 | $ 40,775 | $ 88,451 | $ 82,349 |
| Cost of goods sold | 28,710 | 25,486 | 56,620 | 51,425 |
| | 15,327 | 15,289 | 31,831 | 30,924 |
| Expenses | | | | |
| Terminal | 7,863 | 7,230 | 15,555 | 14,873 |
| Selling | 1,103 | 1,248 | 2,103 | 2,413 |
| Administration | 2,734 | 2,715 | 5,741 | 5,473 |
| Amortization of capital assets | 137 | 100 | 270 | 217 |
| Amortization of intangible assets | 1,530 | 1,530 | 3,060 | 3,060 |
| Interest expense, net of interest income | 18 | 30 | 19 | 55 |
| | 13,385 | 12,853 | 26,748 | 26,091 |
| Income before income taxes and non-controlling interest | 1,942 | 2,436 | 5,084 | 4,833 |
| Provision for future income tax (Note 12) | 3,730 | - | 3,730 | - |
| Income (loss) before non-controlling interest | (1,788) | 2,436 | 1,354 | 4,833 |
| Non-controlling interest | (356) | 485 | 269 | 962 |
| Net income (loss) | $ (1,432) | $ 1,951 | $ 1,085 | $ 3,871 |
| Basic income (loss) per Unit (Note 9) | $ (0.154) | $ 0.210 | $ 0.117 | $ 0.417 |
| Diluted income (loss) per Unit (Note 9) | $ (0.154) | $ 0.210 | $ 0.116 | $ 0.416 |

*The accompanying notes are an integral component of the consolidated financial statements*

# ATS ANDLAUER INCOME FUND
## Consolidated Statements of Unitholders' Equity
**Six months ended June 30, 2007 and 2006**
**(unaudited - in thousands of dollars)**

**Six months ended June 30, 2007**

| | Trust Units | | Contributed Surplus | | Net Income | | Distributions | | Total |
|---|---|---|---|---|---|---|---|---|---|
| Opening, December 31, 2006 | $ | 84,924 | $ | 206 | $ | 18,225 | $ | (18,258) | $ 85,097 |
| Net income | | - | | - | | 1,085 | | - | 1,085 |
| Distributions (Note 10) | | - | | - | | - | | (5,448) | (5,448) |
| Units acquired for long-term incentive plan | | (551) | | - | | - | | - | (551) |
| Units vested to participants of long-term incentive plan | | 354 | | - | | - | | - | 354 |
| Long-term incentive plan expense on unvested Units | | - | | (6) | | - | | - | (6) |
| Closing, June 30, 2007 | $ | 84,727 | $ | 200 | $ | 19,310 | $ | (23,706) | $ 80,531 |

**Six months ended June 30, 2006**

| | Trust Units | | Contributed Surplus | | Net Income | | Distributions | | Total |
|---|---|---|---|---|---|---|---|---|---|
| Opening, December 31, 2005 | $ | 85,266 | $ | - | $ | 6,208 | $ | (5,420) | $ 86,054 |
| Net income | | - | | - | | 3,871 | | - | 3,871 |
| Distributions | | - | | - | | - | | (4,872) | (4,872) |
| Units acquired for long-term incentive plan | | (512) | | - | | - | | - | (512) |
| Units vested to participants of long-term incentive plan | | 170 | | - | | - | | - | 170 |
| Long-term incentive plan expense on unvested Units | | - | | 68 | | - | | - | 68 |
| Closing, June 30, 2006 | $ | 84,924 | $ | 68 | $ | 10,079 | $ | (10,292) | $ 84,779 |

*The accompanying notes are an integral component of the consolidated financial statements*

# ATS ANDLAUER INCOME FUND
## Consolidated Statements of Cash Flows
**Three and six months ended June 30, 2007 and 2006**
**(unaudited - in thousands of dollars)**

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES** | | | | |
| Operating activities | | | | |
| Net income (loss) | $(1,432) | $ 1,951 | $ 1,085 | $ 3,871 |
| Items not affecting cash | | | | |
| Amortization | 1,676 | 1,647 | 3,348 | 3,300 |
| Loss on disposal of assets | - | 53 | - | 72 |
| Future income taxes | 3,730 | - | 3,730 | - |
| Purchase of units held by Fund for long-term incentive plan | - | (512) | (551) | (512) |
| Long-term incentive plan expense | 91 | 68 | 351 | 239 |
| Distributions paid in excess of non-controlling interest | (1,033) | (134) | (1,733) | (993) |
| | 3,032 | 3,073 | 6,230 | 5,977 |
| Net change in non-cash working capital balances (Note 13) | 1,211 | 4,352 | 4,027 | 3,655 |
| | 4,243 | 7,425 | 10,257 | 9,632 |
| Investing activities | | | | |
| Purchase of capital assets | (207) | (41) | (234) | (102) |
| Proceeds on disposal of capital assets | 24 | 102 | 25 | 113 |
| | (183) | 61 | (209) | 11 |
| Financing activities | | | | |
| Proceeds from long-term debt | 1,927 | - | 5,111 | 6,416 |
| Repayment of long-term debt | (3,183) | (4,364) | (6,532) | (7,364) |
| Deferred financing costs | - | (48) | - | (60) |
| Distributions paid to unitholders | (2,724) | (2,491) | (8,059) | (7,875) |
| | (3,980) | (6,903) | (9,480) | (8,883) |
| Increase in cash and cash equivalents | 80 | 583 | 568 | 760 |
| Cash and cash equivalents, beginning of period | 753 | 441 | 265 | 264 |
| Cash and cash equivalents, end of period | $ 833 | $ 1,024 | $ 833 | $ 1,024 |
| **SUPPLEMENTARY INFORMATION** | | | | |
| Interest paid | $ 12 | $ 53 | $ 20 | $ 126 |
| Interest received | $ 3 | $ 23 | $ 19 | $ 71 |

*The accompanying notes are an integral component of the consolidated financial statements*

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited – in thousands of dollars except per Unit amounts)

## 1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund was established to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") and its general partner, ATS Andlauer Transportation Services GP Inc. (the "GP"). The Fund was inactive prior to completing an initial public offering (the "IPO") of its trust units ("Units"), and through its indirect acquisition of the controlling interest of ATS Andlauer LP, acquired certain net assets of the Canadian transportation solutions business (the "Business") of ATS Andlauer Transportation Services Inc. (the "Vendor") on September 30, 2005.

The Fund is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of presentation*

These unaudited interim consolidated financial statements of the Fund have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. Except as disclosed in Note 3, the accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2006. However, these unaudited interim consolidated financial statements do not include all the information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, for the year ended December 31, 2006.

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

The significant accounting policies are summarized as follows:

*Principles of consolidation*

The consolidated financial statements include the accounts of the Fund and its subsidiaries, ATS Andlauer Operating Trust, the GP, and ATS Andlauer LP. All significant inter-company transactions have been eliminated on consolidation.

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
**June 30, 2007 and 2006**
**(unaudited - in thousands of dollars except per Unit amounts)**

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Revenue recognition*

Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued as incurred.

*Capital assets and amortization*

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

| | |
|---|---|
| Computer equipment | 30% declining balance |
| Furniture | 20% declining balance |
| Leasehold improvements | term of the lease |
| Pickup and delivery equipment | 20% declining balance |

*Goodwill*

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized and is tested for impairment on an annual basis or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to its carrying amount, including goodwill. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

*Intangible assets*

Intangible assets acquired that have a definite life, such as customer relationships and proprietary technology, are capitalized and amortized on a straight-line basis over their estimated useful lives of ten years and six years, respectively, and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

Intangible assets acquired that have an indefinite useful life, such as trademarks, are not amortized and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value and an impairment loss is recognized for the excess, if any.

**ATS ANDLAUER INCOME FUND**
**Notes to the Consolidated Financial Statements**
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

*Impairment of long-lived assets*

The Fund reviews its long-lived assets, such as capital assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than carrying amount of an asset, a loss, if any, is recognized to the extent that the carrying amount exceeds the fair value of the asset.

*Deferred financing costs*

Financing costs related to revolving credit facilities are capitalized and amortized on a straight-line basis over the term of the credit facilities.

*Future income taxes*

The Fund accounts for future income taxes under the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets would be recorded in the consolidated financial statements to the extent that realization of such benefits is more likely than not.

*Long-term incentive plan*

The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. Under the Plan, Units purchased on the open market on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

*Non-controlling interest*

Non-controlling interest represents the retained interest of the Vendor in the Fund through its ownership of exchangeable limited partnership units in ATS Andlauer LP, a subsidiary. Exchangeable unitholders are entitled to earnings that are economically equivalent to distributions of the Fund. The exchangeable units were recorded at the value which the Fund's Units were issued to the public through the IPO. Exchanges of exchangeable units are recorded at the carrying value of the exchangeable units at issuance net of net income and distributions attributable to participating units to the date of the exchange.

*Comprehensive income*

The Fund is required to report comprehensive income and its components in the financial statements. The Fund has no other comprehensive income components and, accordingly, the Fund's net income equals comprehensive income.

*Use of estimates*

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The more significant accounting estimates relate to revenue adjustments and the valuation and estimated useful lives of intangible assets. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from these estimates.

## 3. CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Fund adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments - Recognition and Measurement*; and Section 3861, *Financial Instruments - Disclosure and Presentation*. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative amounts for prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Fund has no other comprehensive income components and, accordingly, the Fund's net income equals comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

### 3. CHANGES IN ACCOUNTING POLICIES (continued)

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.

The Fund's financial assets and financial liabilities are classified and measured as follows:

| Asset/Liability | Classification | Measurement |
|---|---|---|
| Cash and cash equivalents | Held for trading | Fair value |
| Accounts receivable | Loans and receivables | Amortized cost |
| Accounts payable and accrued liabilities | Other financial liabilities | Amortized cost |
| Long-term debt | Other financial liabilities | Amortized cost |

In accordance with Section 3855, the Fund conducted a search for embedded derivatives in its contractual arrangements and did not identify any embedded features that required separate presentation from the related host contract.

The adoption of these standards had no impact on the financial statements of the Fund.

### 4. CAPITAL ASSETS

Capital assets consist of the following:

|  | June 30, 2007 | | |
|---|---|---|---|
|  | Cost | Accumulated Amortization | Net Book Value |
| Pickup and delivery equipment | $ 2,124 | $ 497 | $ 1,627 |
| Leasehold improvements | 628 | 157 | 471 |
| Furniture | 721 | 180 | 541 |
| Computer equipment | 16 | 7 | 9 |
|  | $ 3,489 | $ 841 | $ 2,648 |

|  | December 31, 2006 | | |
|---|---|---|---|
|  | Cost | Accumulated Amortization | Net Book Value |
| Pickup and delivery equipment | $ 2,050 | $ 332 | $ 1,718 |
| Leasehold improvements | 628 | 112 | 516 |
| Furniture | 594 | 130 | 464 |
| Computer equipment | 16 | 5 | 11 |
|  | $ 3,288 | $ 579 | $ 2,709 |

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
**June 30, 2007 and 2006**
**(unaudited – in thousands of dollars except per Unit amounts)**

## 5. INTANGIBLE ASSETS

Intangible assets consist of the following:

| | June 30, 2007 | | |
| --- | --- | --- | --- |
| | Cost | Accumulated Amortization | Net Book Value |
| Customer relationships | $ 56,200 | $ 9,835 | $ 46,365 |
| Proprietary technology | 3,000 | 875 | 2,125 |
| Trademarks | 6,400 | - | 6,400 |
| | $ 65,600 | $ 10,710 | $ 54,890 |

| | December 31, 2006 | | |
| --- | --- | --- | --- |
| | Cost | Accumulated Amortization | Net Book Value |
| Customer relationships | $ 56,200 | $ 7,025 | $ 49,175 |
| Proprietary technology | 3,000 | 625 | 2,375 |
| Trademarks | 6,400 | - | 6,400 |
| | $ 65,600 | $ 7,650 | $ 57,950 |

## 6. LONG-TERM DEBT

The Fund has a three year committed credit facility maturing September 30, 2008 consisting of a $15,000 revolving facility to finance general operating requirements and a $4,000 revolving facility to finance future leases of operational assets (collectively, the "Credit Facility"). Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's prime rate plus 0% and 0.75% or between the banker's acceptance rate plus 1.5% and 2.25%. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at June 30, 2007. The Credit Facility is collateralized by a general security agreement covering all present and future assets of the Fund and its subsidiary companies, and does not require principal repayment until the end of the term.

As of June 30, 2007, the Fund has borrowed $1,928 under the Credit Facility at an effective interest rate of 6.25% (December 31, 2006 - $3,349 at 6.00%). Lease commitments resulting from operational assets financed under the $4,000 revolving facility are included in operating lease commitments in Note 15 of these financial statements.

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

## 7. NON-CONTROLLING INTEREST

| | Number | | Amount |
|---|---|---|---|
| ATS Andlauer Transportation Services LP | | | |
| Exchangeable Units | | | |
| Balance, December 31, 2006 | 2,316,442 | $ | 23,156 |
| Allocation of income | - | | 269 |
| Distributions declared | - | | (1,353) |
| Closing, June 30, 2007 | 2,316,442 | $ | 22,072 |

*ATS Andlauer Transportation Services LP Exchangeable LP Units ("Exchangeable LP Units")*

The Exchangeable LP Units issued by ATS Andlauer LP have economic and voting rights equivalent to the Units (Note 8), except in connection with the exchangeability terms. They are exchangeable, directly or indirectly, on a one-for-one basis for Units at the option of the holder, under the terms of an Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Units before transferring to third parties. As a result, they have been treated as a non-controlling interest. Each Exchangeable LP Unit entitles the holder to receive distributions from ATS Andlauer LP pro rata with distributions made on Units.

## 8. UNITHOLDERS' EQUITY

The beneficial interests in the Fund are divided into interests of two classes, described and designated as Units and Special Voting Units, respectively. An unlimited number of Units and Special Voting Units may be authorized and issued pursuant to the Declaration of Trust.

*Units*

Each Unit is transferable and represents an equal undivided beneficial interest in any distributions of the Fund and in the net assets of the Fund. All Units have equal rights and privileges. Each Unit entitles the holder to participate equally in all allocations and distributions and to one vote at all meetings of unitholders for each whole Unit held.

| | Number | | Amount |
|---|---|---|---|
| Units issued and outstanding | | | |
| Balance, December 31, 2006 | 9,293,923 | $ | 84,924 |
| Units acquired by Fund for long-term incentive plan | (43,005) | | (551) |
| Units distributed by Fund to LTIP participants | 29,474 | | 354 |
| Balance, June 30, 2007 | 9,280,392 | $ | 84,727 |

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

### 8.    UNITHOLDERS' EQUITY (continued)

In January 2007, the Fund was approved by the Toronto Stock Exchange to make a normal course issuer bid to purchase for cancellation up to 871,436 Units. The program will terminate on January 16, 2008 or such earlier time as the program is completed or terminated by the Fund. As of June 30, 2007, the Fund has made no repurchases of Units under the normal course issuer bid.

*Special Voting Units*

Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units. Special Voting Units are not transferable separately from Exchangeable LP Units to which they relate. Special Voting Units will automatically be transferred upon transfer of the Exchangeable LP Units to which they relate. The Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units are purchased in accordance with the Exchange Agreement, a like number of Special Voting Units will be redeemed by the Fund for a nominal amount.

There were 2,316,442 Special Voting Units issued and outstanding as at June 30, 2007 and December 31, 2006.

*Long-term Incentive Plan*

The Fund has adopted a long-term incentive plan (the "Plan") to provide executive officers and key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per Unit cash flow growth. Fund incentive bonuses, in the form of Units, will be provided to eligible employees on an annual basis where the distributable cash flow per Unit of the Fund exceeds a pre-determined base distribution. The base distribution will be set annually by the Compensation Committee in accordance with terms of the Plan.

If the distributable cash flow per Unit exceeds the pre-determined base distribution amount, a percentage of the excess distributable cash (the "participation rate"), as noted below, is contributed by the Fund into a long-term incentive pool. Units will be purchased from contributions in the pool on the open market on behalf of the Plan participants and will be held by a trustee until their rights vest ("Capitalized Units"). Distributions received on Capitalized Units will be distributed to participants when received. Vesting of Capitalized Units will occur on the basis of one-third of the total grant per year with the first portion vesting at the time of granting.

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
**(unaudited – in thousands of dollars except per Unit amounts)**

## 8. UNITHOLDERS' EQUITY (continued)

Threshold amounts and participation rates are as follows:

| Excess percentage | Proportion of excess percentage paid to Plan trustee |
|---|---|
| 5% or less | Nil |
| Greater than 5% and up to 10% | 10% of any excess over 5% |
| Greater than 10% and up to 20% | 10% of any excess over 5% to 10%, plus 20% of any excess over 10% |
| Greater than 20% | 10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20% |

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $551 of incentives to be paid in the form of Units under the Plan. In accordance with the Plan, 43,005 Units were purchased on behalf of Plan participants, of which 14,336 Units vested and were transferred to Plan participants. As at June 30, 2007, 43,808 Units are held in trust by the Fund and have not vested to Plan participants, of which 29,473 Units vest in 2008 and 14,335 Units vest in 2009. A compensation expense is recorded over the vesting period and, accordingly, approximately $351 has been recorded as a compensation expense for the six month period ended June 30, 2007 (2006 - $239).

## 9. INCOME PER UNIT

| | Three months ended | | Six months ended June | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Net income (loss) - basic | $ (1,432) | $ 1,951 | $ 1,085 | $ 3,871 |
| Non-controlling interest | (356) | 485 | 269 | 962 |
| Net income (loss) - diluted | $ (1,788) | $ 2,436 | $ 1,354 | $ 4,833 |
| Units outstanding - basic | 9,289,413 | 9,293,923 | 9,289,413 | 9,293,923 |
| Units held by Fund for the Plan | 19,253 | 7,352 | 19,253 | 4,289 |
| Exchangeable LP Units | 2,316,442 | 2,316,442 | 2,316,442 | 2,316,442 |
| Units outstanding - diluted | 11,625,108 | 11,617,717 | 11,625,108 | 11,614,654 |
| Income (loss) per Unit - basic | $ (0.154) | $ 0.210 | $ 0.117 | $ 0.417 |
| Income (loss) per Unit - diluted | $ (0.154) | $ 0.210 | $ 0.116 | $ 0.416 |

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

## 10. DISTRIBUTIONS

Distributions to unitholders are determined based on earnings, before interest, amortization and future income taxes, but reduced by certain general and administrative expenses and maintenance capital expenditures. The Fund makes regular distributions to unitholders of record as of the last business day of each month.

For the six months ended June 30, 2007, the Fund declared regular distributions totalling $5,448 relating to Units and $1,356 relating to Exchangeable LP Units. Regular distributions of $908 in relation to Units and $226 in relation to Exchangeable LP Units were payable as at June 30, 2007.

The Fund declared special cash distributions totalling $2,611 relating to Units and $648 relating to Exchangeable LP Units during the period ended December 31, 2006. The special cash distributions relating to Units and Exchangeable LP Units were paid on March 15, 2007.

| | | Units | | Exchangeable LP Units | | Total | | |
|---|---|---|---|---|---|---|---|---|
| Record date | Date distribution paid/payable | Declared | Paid | Declared | Paid | Declared | Per Unit | Paid |
| **Regular distributions** | | | | | | | | |
| January 31, 2007 | February 15, 2007 | $ 908 | $ 908 | $ 226 | $ 226 | $ 1,134 | $ 0.0974 | $ 1,134 |
| February 28, 2007 | March 15, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| March 31, 2007 | April 16, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| April 30, 2007 | May 15, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| May 31, 2007 | June 15, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| June 30, 2007 | July 16, 2007 | 908 | - | 226 | - | 1,134 | 0.0974 | - |
| **Total distributions** | | $ 5,448 | $ 4,540 | $ 1,356 | $ 1,130 | $ 6,804 | $ 0.5844 | $ 5,670 |

## 11. RELATED PARTY TRANSACTIONS

Transactions with related parties include the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of these financial statements, and are held by the Vendor.

Consistent with historical practices, during the period, the Fund entered into transactions with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in these financial statements are the following transactions and balances as at and for the three and six months ended June 30, 2007 and 2006 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a Fund trustee:

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

## 11. RELATED PARTY TRANSACTIONS (continued)

|  | Three months ended June 30 | | Six months ended June 30 | |
| --- | --- | --- | --- | --- |
|  | 2007 | 2006 | 2007 | 2006 |
| Revenue |  |  |  |  |
| Transportation services | $  1,595 | $  1,848 | 3,197 | $  3,889 |
| Cost of goods sold |  |  |  |  |
| Transportation services | 1,815 | 1,611 | 3,205 | 3,219 |
| Contract labour services | 1,420 | 1,293 | 2,884 | 2,563 |
| Expenses (recovery) |  |  |  |  |
| Equipment rent | 113 | 181 | 258 | 340 |
| Facility rent | 52 | (9) | 7 | 82 |
| Shared services | (177) | (148) | (354) | (293) |
| Sales incentives and commissions | (24) | 36 | 27 | 82 |
| Accounts receivable | 894 | 1,474 | 894 | 1,474 |
| Accounts payable | 1,065 | 1,035 | 1,065 | 1,035 |

## 12. INCOME TAXES

The Fund is taxed as a "mutual fund trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the trustees intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, no provision for current income taxes payable is required.

The Fund claims the maximum amount of capital cost allowance, eligible capital expenditures and other deductions available in determining its income for tax purposes annually. This, along with other temporary differences, results in the reported amounts of the Fund's net assets exceeding the tax bases by approximately $34 million at December 31, 2006 (2005 - $35 million).

On October 31, 2006, the Department of Finance (Canada) announced tax proposals pertaining to the taxation of income distributed by publicly listed income trusts and the tax treatment of trust distributions to their unitholders. Currently, the Fund does not pay tax on income it distributes to its unitholders. If enacted, the proposals would apply to the Fund effective January 1, 2011 and would result in Fund income being subject to a tax at the trust level.

The October 31, 2006 trust legislation was substantively enacted into law on June 12, 2007, at which time the Fund must give accounting recognition to these proposed tax rules. While the Fund will not be liable for current taxes until January 1, 2011, it must give recognition in the financial statements to future income taxes arising from those temporary tax differences expected to reverse after January 1, 2011, at the expected tax rates applicable to the Fund. Accordingly, a future income tax provision of $3,730 has been recorded in the consolidated statement of income.

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

### 12. INCOME TAXES (continued)

The tax effects of temporary differences that give rise to the net future income tax liability as at June 30, 2007 are as follows:

| | |
|---|---|
| Goodwill and other intangibles | $3,794 |
| Capital assets | (64) |
| | |
| Net future tax liability | $3,730 |

### 13. NET CHANGE IN NON-CASH WORKING CAPITAL BALANCES

The net change in non-cash working capital balances related to operations consists of the following:

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| Accounts receivable | $ 1,683 | $ 2,267 | $ 7,377 | $ 6,170 |
| Prepaid expenses and deposits | (946) | 1,784 | (2,441) | 618 |
| Accounts payable and accrued liabilities | 474 | 301 | (909) | (3,133) |
| | $ 1,211 | $ 4,352 | $ 4,027 | $ 3,655 |

### 14. FINANCIAL INSTRUMENTS

The fair value of long-term debt approximates its carrying value as the long-term debt bears interest at floating rates. The fair values of all other financial assets and liabilities approximate their carrying values.

The Fund has long-term floating rate debt which creates an exposure to fluctuations to interest rates.

Given the Fund's contractual terms with its customers, it is not exposed to significant currency risk or commodity risk arising from fluctuations in fuel costs.

Financial instruments that potentially subject the Fund to concentrations of credit risk consist principally of accounts receivable. The Fund performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Fund's customer base. As of June 30, 2007 and December 31, 2006, the Fund had no significant concentration of credit risk.

# ATS ANDLAUER INCOME FUND
## Notes to the Consolidated Financial Statements
June 30, 2007 and 2006
(unaudited - in thousands of dollars except per Unit amounts)

## 15. COMMITMENTS

*Operating lease commitments*

Future minimum payments for operating leases that have initial or remaining terms of one year or more consisted of the following amounts:

| | Total | 2007 (6 months) | 2008 | 2009 | 2010 | 2011 | Thereafter |
|---|---|---|---|---|---|---|---|
| Premise leases | $ 78,568 | $ 4,264 | $ 8,751 | $ 8,248 | $ 8,141 | $ 7,911 | $ 41,253 |
| Equipment leases | 19,068 | 2,992 | 5,617 | 4,288 | 2,913 | 2,019 | 1,239 |
| | $ 97,636 | $ 7,256 | $ 14,368 | $ 12,536 | $ 11,054 | $ 9,930 | $ 42,492 |

## 16. SEGMENTED INFORMATION

The Fund manages its operations in one business segment, which is providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. All operations are conducted in Canada.

## 17. SUBSEQUENT EVENTS

On July 19, 2007, the Fund announced its regular monthly distributions for each of the months July, August, and September 2007 of $0.0974 per Unit to be paid as followed:

| Record Date | Distribution Date | Ex-Distribution Date |
|---|---|---|
| July 31, 2007 | August 15, 2007 | July 27, 2007 |
| August 31, 2007 | September 17, 2007 | August 29, 2007 |
| September 28, 2007 | October 15, 2007 | September 26, 2007 |



# Management's Discussion and Analysis
June 30, 2007



*The following management's discussion and analysis ("MD&A") as of August 2, 2007, is a review of the consolidated financial condition and results of operations of ATS Andlauer Income Fund ("the Fund") for the three and six month periods ended June 30, 2007 and 2006. The consolidated results include the accounts of the Fund, and its underlying entities, ATS Andlauer Operating Trust ("ATSOT"), ATS Andlauer Transportation Services GP Inc. (the "GP"), and ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). It should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes (the "Interim Financial Statements") of the Fund for the six month periods ended June 30, 2007 and June 30, 2006 as well as the consolidated financial statements and MD&A for the year ended December 31, 2006. The financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.*

*The following discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Fund's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures".*

## FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements. All statements other than statements of historical fact contained in this MD&A are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, litigation, projected costs, and proposed investments and plans and objectives of or involving the Fund and the business strategy, proposed acquisitions and budgets of ATS Andlauer LP. You can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this MD&A. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risks Factors".

The information contained in this MD&A, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and ATS Andlauer LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of this MD&A and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

## OVERVIEW OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund's activities are limited to making certain investments including its investment in the securities of its subsidiaries.

ATS Andlauer LP, an underlying entity of the Fund, is a single source, full-service transportation solutions provider for major consumer product companies requiring value added business-to-business transportation solutions in Canada. ATS Andlauer LP provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs. These services are provided using courier, air freight forwarding, LTL and TL transportation modes, and include a full range of value added specialized service and logistics capabilities.

Headquartered in the Greater Toronto Area (Etobicoke), Ontario, ATS Andlauer LP currently serves its approximately 1,400 customers from a network of 23 facilities across Canada. It focuses on the transportation of high value products that are time sensitive, including pharmaceuticals, DVDs, telecommunication devices (such as wireless handsets and satellite dishes) and cosmetics. Customers include major manufacturers and consumer product companies in the entertainment, healthcare, telecommunications and electronics industries.

# SELECTED FINANCIAL AND OPERATING INFORMATION

*For the three and six month periods ended June 30, 2007 compared to the results for the three and six month periods ended June 30, 2006*

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands, except per Unit amounts) | | ($ thousands, except per Unit amounts) | |
| **Earnings Statement Highlights** | | | | |
| Revenue | 44,037 | 40,775 | 88,451 | 82,349 |
| Gross margin[1] | 15,327 | 15,289 | 31,831 | 30,924 |
| Gross margin percentage [1] | 34.80% | 37.50% | 35.99% | 37.55% |
| Income (loss) before non-controlling interest | (1,788) | 2,436 | 1,354 | 4,833 |
| EBITDA [2] | 3,627 | 4,096 | 8,433 | 8,165 |
| **Income (loss) per Unit** | | | | |
| Basic | (0.154) | 0.210 | 0.117 | 0.417 |
| Diluted | (0.154) | 0.210 | 0.116 | 0.416 |
| **Balance Sheet Highlights** | | | | |
| Total assets | 122,143 | 123,058 | 122,143 | 123,058 |
| Total liabilities | 41,612 | 38,278 | 41,612 | 38,278 |
| Distributions declared per Unit | 0.2922 | 0.2796 | 0.5844 | 0.5226 |

(1) Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management of the GP ("Management") as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions. Gross margin and gross margin percentage have been calculated as follows:

| | Three months ended June 31, | | Six months ended June 31, | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands) | | ($ thousands) | |
| Revenue | 44,037 | 40,775 | 88,451 | 82,349 |
| Cost of sales | 28,710 | 25,486 | 56,620 | 51,425 |
| Gross margin | 15,327 | 15,289 | 31,831 | 30,924 |
| Gross margin percentage = Gross margin/Revenue | 34.80% | 37.50% | 35.99% | 37.55% |

(2) EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures". EBITDA has been calculated as follows:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands) | | ($ thousands) | |
| Income (loss) before non-controlling interest | (1,788) | 2,436 | 1,354 | 4,833 |
| Plus: Income tax | 3,730 | - | 3,730 | - |
| Plus: Net interest | 18 | 30 | 19 | 55 |
| Plus: Depreciation and amortization | 1,667 | 1,630 | 3,330 | 3,277 |
| EBITDA | 3,627 | 4,096 | 8,433 | 8,165 |

2

# SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

| *($ thousands, except per Unit amounts)* | June 30, 2007 (Q2 07) | Mar 31, 2007 (Q1 07) | Dec 31, 2006 (Q4 06) | Sep 30, 2006 (Q3 06) | Jun 30, 2006 (Q2 06) | Mar 31, 2006 (Q1 06) | Dec 31, 2005 (Q4 05) |
|---|---|---|---|---|---|---|---|
| Revenue | 44,037 | 44,414 | 50,789 | 42,540 | 40,775 | 41,574 | 51,053 |
| Gross margin [1] | 15,327 | 16,504 | 19,462 | 15,828 | 15,289 | 15,635 | 20,913 |
| EBITDA [1] | 3,627 | 4,807 | 7,964 | 5,622 | 4,096 | 4,068 | 9,369 |
| Income (loss) before non-controlling interest | (1,788) | 3,143 | 6,196 | 3,974 | 2,436 | 2,396 | 7,750 |
| | | | | | | | |
| **Income per Unit** | | | | | | | |
| Basic | (0.154) | 0.271 | 0.534 | 0.342 | 0.210 | 0.206 | 0.666 |
| Diluted | (0.154) | 0.271 | 0.533 | 0.342 | 0.210 | 0.206 | 0.666 |
| | | | | | | | |
| Cash and cash equivalents | 833 | 753 | 265 | 32 | 1,024 | 441 | 264 |
| Total assets | 122,143 | 124,293 | 129,650 | 124,628 | 123,058 | 128,238 | 132,409 |
| Total current liabilities | 13,882 | 13,408 | 18,048 | 12,229 | 12,165 | 11,893 | 19,047 |
| Long-term debt | 1,928 | 3,183 | 3,349 | 3,749 | 3,000 | 7,364 | 3,948 |
| Future income taxes | 3,730 | - | - | - | - | - | - |
| Unitholders' equity | 80,531 | 84,599 | 85,097 | 85,401 | 84,780 | 85,705 | 86,054 |
| Non-controlling interest | 22,072 | 23,103 | 23,156 | 23,249 | 23,113 | 23,276 | 23,360 |

[1] See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures"

## *Revenue*

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to transport goods from one destination to another over a specified delivery period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. Revenue is generally categorized as either ground or air, depending on the primary mode of transport. Revenue is also generated from fuel surcharges through which fuel price increases are passed through to its customers.

## *Cost of Goods Sold and Expenses*

The following costs are incurred in the delivery of services to customers:

- Linehaul — includes ground and air freight transfers between terminals. A combination of third party carriers, owner-operators and company drivers are used to facilitate the movement of freight, keeping costs variable.

- Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. Owner-operators who own the equipment used to deliver the freight are used extensively in the provision of such services. In addition, employee drivers are used for some city work using leased equipment and provide flexibility to add rental units or use third party carriers when necessary.

- Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, the company is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, the following costs are incurred:

- Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.

- Selling expenses, which include sales salaries, commissions and travel expenses.

- Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.

## *Seasonality of Operations*

The activities of the Fund are subject to general demand for freight transportation. Historically, demand has been relatively stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Fund's activities in the last six months of the year are usually stronger than the first six months of the year.

## RESULTS OF OPERATIONS

### *For the three months ended June 30, 2007 compared to the three months ended June 30, 2006*

|  | Three months ended June 30, | |
|---|---|---|
|  | 2007 | 2006 |
|  | (unaudited) | (unaudited) |
|  | ($ thousands) | |
| Revenue | 44,037 | 40,775 |
| Cost of goods sold | 28,710 | 25,486 |
| Gross margin | 15,327 | 15,289 |
| Gross margin % | 34.80% | 37.50% |
| Terminal | 7,863 | 7,230 |
| Selling | 1,103 | 1,248 |
| Administration | 2,734 | 2,715 |
| Amortization | 1,667 | 1,630 |
|  | 13,367 | 12,823 |
| Interest expense | 18 | 30 |
| Provision for future income taxes | 3,730 | - |
| Income (loss) before non-controlling interest | (1,788) | 2,436 |

### Revenue
Revenue for the three months ended June 30, 2007 was $44.0 million compared to $40.8 million for the same period in 2006, an increase of $3.2 million or 8.0%. The increase was largely the result of the Pharmaceutical and Healthcare vertical which posted growth of $1.9 million in the period ended June 30, 2007 compared to the same period in 2006, which included revenue from a new healthcare initiative. Retail revenue growth during the period was $0.9 million net of attrition. Incremental revenue from the entertainment vertical made up the balance of the increase of $0.4 million.

Ground revenue excluding fuel surcharge increased by $2.9 million in three month period ended June 30, 2007 compared to the same period in 2006. Total fuel surcharge revenue increased by $0.3 million from $4.0 million in 2006 to $4.3 million in 2007.

### Cost of Sales and Gross Margin
Cost of sales increased from $25.5 million for the three months ended June 30, 2006 to $28.7 million for the three months ended June 30, 2007; cost of sales as a percentage of revenue increased from 62.5% for the three months ended June 30, 2006 to 65.2% for the three months ended June 30, 2007.

Linehaul costs as a percentage of revenue remained fairly consistent quarter over quarter. The pickup and delivery and handling costs as a percentage of revenue increased due to higher owner operator rates in Alberta, and startup and recruitment costs relating to a new Healthcare initiative in Ontario.

Gross margin declined from 37.50% for the three months ended June 30, 2006 to 34.80% for the same period in 2007 due primarily to cost pressures in Alberta which are being addressed, increased labour costs relating to new Healthcare initiatives and pricing pressure in the Entertainment vertical where higher volumes are being offset by lower margins.

### Terminal Expenses
Terminal expenses increased by $0.7 million for the three months ended June 30, 2007 compared to the same period in 2006. The increase was a result of additional staff related costs ($0.2 million) and moving costs associated with the new facility in Toronto ($0.3 million), with additional security costs accounting for the balance. Terminal expenses as a percentage of revenue increased from 17.73% for the three months ended June 30, 2006 to 17.86% for the three months ended June 30, 2007.

4

## Selling and Administrative

Sales and marketing expenses decreased from $1.2 million for the three months ended June 30, 2006 to $1.1 million for the same period in 2007. The decrease in selling costs was mainly due to lower sales commissions and sales incentive expenses during the quarter compared to the same quarter in the previous year. Selling costs as a percentage of revenue decreased from 3.06% for the three months ended June 30, 2006 to 2.50% for the three months ended June 30, 2007.

For the three months ended June 30, 2007, administrative expenses remained constant at $2.7 million compared to the three months ended June 30, 2006. Administration costs decreased from 6.66% of revenue for the three months ended June 30, 2006 to 6.21% of revenue for the three months ended June 30, 2007.

## Income before Non-controlling Interest

Loss before non-controlling interest after accounting for the provision for future taxes of $3.7 million for the three month period ended June 30, 2007 was $1.8 million compared to an income of $2.4 million for the same period in 2006.

The Fund will not be liable for current taxes until January 1, 2011, however is required by GAAP to recognize in its current quarterly financial statements, the cumulative effect of future income taxes arising from temporary tax differences expected to reverse after January 1, 2011, at expected tax rates applicable to the Fund. While the accounting for such future income taxes has had a significant impact on the income before non-controlling interest in the current quarter, there has been no cash impact and Management expects to return to regular earning levels in the next quarter.

## EBITDA

EBITDA was $3.6 million for the three months ended June 30, 2007, down from $4.1 million in the same period in 2006, representing a decrease of 11.45% or 4.98% excluding one time moving costs of approximately $0.3 million incurred in the quarter relating to the recent move to the new facility in Toronto. Also affecting EBITDA in the current quarter were increased operating costs in Alberta which are currently being addressed. As a percentage of revenue, EBITDA was 8.24% for the three months ended June 30, 2007, compared to 10.05% in the same period in 2006.

EBITDA is a non-GAAP measure and may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures".

EBITDA for these periods is calculated as follows:

|  | Three months ended June 30, | |
|---|---|---|
|  | 2007 | 2006 |
|  | (unaudited) | (unaudited) |
|  | ($ thousands) | |
| Income (loss) before non-controlling interest | (1,788) | 2,436 |
| Add: | | |
| Income tax | 3,730 | - |
| Interest | 18 | 30 |
| Depreciation and amortization | 1,667 | 1,630 |
| EBITDA | 3,627 | 4,096 |

## RESULTS OF OPERATIONS

*For the six months ended June 30, 2007 compared to the results for the six months ended June 30, 2006*

| | Six months ended June 30, | |
|---|---|---|
| | 2007 | 2006 |
| | (unaudited) | (unaudited) |
| | ($ thousands) | |
| Revenue | 88,451 | 82,349 |
| Cost of goods sold | 56,620 | 51,425 |
| Gross margin | 31,831 | 30,924 |
| Gross margin % | 35.99% | 37.55% |
| Terminal | 15,555 | 14,873 |
| Selling | 2,103 | 2,413 |
| Administration | 5,741 | 5,473 |
| Amortization | 3,330 | 3,277 |
| | 26,748 | 26,091 |
| Interest expense | 19 | 55 |
| Provision for future income tax | 3,730 | - |
| Income before non-controlling interest | 1,354 | 4,833 |

### Revenue

Revenue for the six months ended June 30, 2007 was $88.5 million, an increase of $6.1 million or 7.41% over $82.3 million for the same period in 2006. The increase was largely due to the organic growth in all three major customer categories - Entertainment, Pharmaceutical and Healthcare and consumer products verticals. Pharmaceutical and Healthcare contributed over half of the growth posting gains of approximately $3.6 million for the six month period ended June 30, 2007 compared to the same period in 2006. Entertainment contributed a growth of $1.1 million during the six month period and the incremental revenue from the retail vertical made up the balance of the increase of $1.4 million.

### Cost of Sales and Gross Margin

Cost of sales increased from $51.4 million for the six months ending June 30, 2006 to $56.6 million for the six months ending June 30, 2007; the cost of sales as a percentage of revenue increased from 62.45% for the six months ending June 30, 2006 to 64.01% for the six months ending June 30, 2007. The increase was due mainly to higher pickup and delivery costs and handling costs in Alberta and additional costs associated with start up and recruitment for a new Healthcare initiative in Ontario. Pricing pressure in the Entertainment vertical also contributed to the overall decrease in gross margin from 37.55% for the six months ended June 30, 2006 to 35.99% for the same period in 2007.

### Terminal Expenses

Terminal expenses increased from $14.9 million for the six months ended June 30, 2006 to $15.6 million in the same period in 2007. The increase was due mainly to higher employee related costs ($0.4 million), and moving costs associated with the new facility in Toronto ($0.3 million). Increases in equipment and rent costs offset by lower cargo claims and insurance premiums accounted for the balance. Terminal expenses as a percentage of revenue decreased from 18.06% for the six months ending June 30, 2006 to 17.58% for the six months ending June 30, 2007.

### Selling and Administrative

Sales and marketing expenses decreased from $2.4 million for the six months ended June 30, 2006 to $2.1 million for the same period in 2007. The decrease in selling costs was due to lower sales incentive expenses during the six months of this year compared to the same period in 2006. Selling costs as a percentage of revenue decreased from 2.93% for the six months ending June 30, 2006 to 2.38% for the six months ending June 30, 2007.

Administrative expenses increased from $5.5 million for the six months ended June 30, 2006 to $5.7 million in the same period in 2007 due mainly to an increase in the provision for employee incentive plan. The remaining increase related to increases in staff related expenses. As a percentage of revenue, administrative expenses decreased from 6.65% for the six months ending June 30, 2006 to 6.49% for the six months ending June 30, 2007.

## Income before Non-controlling Interest

Income before non-controlling interest for the six month period ending June 30, 2007 was $1.4 million after accounting for the provision for future income taxes of $ 3.7 million compared to $4.8 million for the same period in 2006.

Income before non-controlling interest was significantly reduced due to the requirement under GAAP to recognize the cumulative effect of future income taxes arising from temporary tax differences expected to reverse after January 1, 2011, at expected tax rates applicable to the Fund. While the accounting for such future income taxes has had a significant impact on the income before non-controlling interest in the current quarter, there has been no cash impact and Management expects to return to regular earning levels in the next quarter.

## EBITDA

EBITDA was $8.4 million for the six months ended June 30, 2007, up from $8.2 million of EBITDA in the same period in 2006, representing growth of 3.30%. Included in the year to date EBITDA are approximately $0.3 million of one time moving costs associated with the move to the new facility in Toronto as well as increased costs in Alberta which Management has already begun to implement a strategic response. As a percentage of revenue, EBITDA was 9.54% for the six months ended June 30, 2007, compared to EBITDA of 9.92% in the same period in 2006.

EBITDA for these periods is calculated as follows:

|  | Six months ended June 30, | |
|---|---|---|
|  | 2007 | 2006 |
|  | (unaudited) | (unaudited) |
|  | ($ thousands) | |
| Income before non-controlling interest | 1,354 | 4,833 |
| Add: |  |  |
| Income tax | 3,730 | - |
| Interest | 19 | 55 |
| Depreciation and amortization | 3,330 | 3,277 |
| EBITDA | 8,433 | 8,165 |

## DISTRIBUTABLE CASH AND DISTRIBUTIONS

The Fund's policy is to distribute annually to unitholders available cash from operations after cash required for capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees. The policy allows the Fund to make monthly distributions to its unitholders based on its estimate of distributable cash for the year. The Fund makes monthly cash distributions to the unitholders of record on the last day of each month, payable on or about the 15[th] day of the following month.

Distributable cash and payout ratio are terms that are used on occasion in this MD&A that are non-GAAP measures and do not have standardized meanings prescribed by GAAP. Therefore, distributable cash and payout ratio may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Distributable Cash and Non-GAAP Measures".

The Fund reviews its historical and expected results on a regular basis which also includes consideration of economic conditions in order to assess the appropriateness of its distribution policy. The Fund strives to achieve a sustainable and attractive level of distributions for its unitholders.

Based on this review, and the financial performance of the Fund, the following table summarizes the cash distributions for the six months ended June 30, 2007:

| | | Units | | Exchangeable LP Units | | Total | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | | ($ thousands except per Unit amounts) | | |
| Record date | Date distribution paid/payable | Declared $ | Paid $ | Declared $ | Paid $ | Declared $ | Per Unit $ | Paid $ |
| **Regular Distributions** | | | | | | | | |
| January 31, 2007 | February 15, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| February 28, 2007 | March 15, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| March 30, 2007 | April 16, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| April 30, 2007 | May 15, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| May 31, 2007 | June 15, 2007 | 908 | 908 | 226 | 226 | 1,134 | 0.0974 | 1,134 |
| June 30, 2007 | July 16, 2007 | 908 | - | 226 | - | 1,134 | 0.0974 | - |
| | | 5,448 | 4,540 | 1,356 | 1,130 | 6,804 | 0.5844 | 5,670 |

Distributions are paid on Units and Exchangeable LP Units. As of June 30 and August 2, 2007 the following Units and Exchangeable LP Units were outstanding:

| | |
|---|---|
| Units outstanding | 9,280,392 |
| Units held by the Fund for long-term incentive plan | 43,808 |
| Total Units | 9,324,200 |
| Exchangeable LP Units [1] | 2,316,442 |
| | 11,640,642 |

[1] Each Exchangeable LP Unit has one Special Voting Unit attached thereto.

During the period, the Fund approved regular distributions of $0.5844 per Unit and paid the special cash distribution of $0.2800 per Unit that was declared during the fiscal year ended December 31, 2006. The special distribution was paid on March 15, 2007 to unitholders of record on December 29, 2006.

## *Distributable Cash per Unit (Fund Units and Exchangeable LP Units)*

($ thousands except per Unit amounts)

| | Three months ended June 30, 2007 | Three months ended June 30, 2006 | Six months ended June 30, 2007 | Six months ended June 30, 2006 |
|---|---|---|---|---|
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| Earnings before interest, taxes, depreciation and amortization and non-controlling interest | 3,627 | 4,096 | 8,433 | 8,165 |
| Less: Net interest paid / (received) | 18 | 30 | 19 | 55 |
| Less: Maintenance capital expenditures [1] | (11) | - | 15 | - |
| Distributable cash | 3,620 | 4,066 | 8,399 | 8,110 |
| Distributable cash per Unit [2] | 0.311 | 0.349 | 0.722 | 0.697 |
| Cash distributions declared | 3,402 | 3,255 | 6,804 | 6,081 |
| Cash distributions declared per Unit [2] | 0.292 | 0.280 | 0.584 | 0.522 |
| Payout ratio cash distributions | 94% | 80% | 81% | 75% |

[1] See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each

[2] Calculated based on 11,640,642 Units outstanding

It is the Fund's policy to review the monthly distribution on a periodic basis and to maintain a payout ratio in the range of 80%-90%. The payout ratios, or cash distributions declared expressed as a percent of distributable cash, were 94% and 80% for the three month periods ended June 30, 2007 and 2006, respectively. The payout ratios, or distributions declared expressed as percentage of distributable cash, were 81% and 75% for six month periods ended June 30, 2007 and 2006, respectively. The excess of distributable cash over cash distributions to unitholders has been retained to fund acquisitions of capital assets and reduce existing debt.

In addition to the reconciliation of earnings before interest, taxes, depreciation and amortization and non-controlling interest to distributable cash as outlined above, the following table provides a reconciliation of cash flow from operating activities to distributable cash for the three and the six month periods ended June 30, 2007 and 2006:

## *Reconciliation of Distributable Cash to Cash from Operating Activities*

| | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| | (unaudited) | | | |
| | ($ thousands) | | ($ thousands) | |
| Cash from operating activities | 4,244 | 7,425 | 10,257 | 9,632 |
| **Adjusted for non-cash items** | | | | |
| Gain/(loss) on disposal of assets [1] | - | (53) | - | (72) |
| Net change in non-cash working capital [2] | (1,211) | (4,352) | (4,027) | (3,655) |
| Maintenance capital expenditures [3] | 11 | | (15) | - |
| Distributions paid to non-controlling interest [4] | 676 | 619 | 2,002 | 1,954 |
| Purchase of long-term incentive plan units | - | 512 | 551 | 512 |
| Amortization of deferred financing cost | (9) | (17) | (18) | (22) |
| Long-term incentive plan expense | (91) | (68) | (351) | (239) |
| **Distributable cash** | **3,620** | **4,066** | **8,399** | **8,110** |

[1] Loss on disposal of assets effectively increases the cost of maintenance capital expenditures, while proceeds on disposal of assets effectively decrease such expenditures. Therefore losses are considered non-distributable to unitholders and proceeds considered distributable.

[2] Net change in non-cash working capital is not included in the calculation of distributable cash. Working capital investments are funded through a combination of cash flow not distributed and the Credit Facilities (see "Liquidity and Capital Resources").

[3] See "Liquidity and Capital Resources-Capital Expenditures" for a summary of amounts included and explanation of each.

Distributable cash is calculated on a fully diluted basis however distributions paid to the non-controlling interest are deducted from cash from operations in the statement of cash flows.

## LIQUIDITY AND CAPITAL RESOURCES

For the six month periods ended June 30, 2007 and 2006, the Fund has utilized cash from operations and funds under ATS Andlauer LP's credit facilities to maintain existing capacity. The following table provides an overview of cash flows for the six month periods ended June 30, 2007 and 2006:

| | Six months ended June 30, | |
|---|---|---|
| | 2007 (unaudited) | 2006 (unaudited) |
| | ($ thousands) | |
| Net inflow (outflow) of cash related to: | | |
| Operating activities | 10,257 | 9,632 |
| Investing activities | (209) | 11 |
| Financing activities | (9,480) | (8,883) |
| Increase in cash resources | 568 | 760 |

### Cash from Operating Activities
Cash from operating activities was $10.3 million for the six month period ended June 30, 2007. Operating income, adjusted for non-cash amortization, Units purchased on behalf of the long-term incentive plan and associated compensation expense and distributions paid in excess of non-controlling interest, contributed $6.3 million. Non-cash working capital decreased by $4.0 million during the quarter.

### Cash Used for Investing Activities
Cash used for investing activities related to the purchase and sale of capital assets. See "Capital Expenditures" below for a discussion.

### Cash from Financing Activities
Cash outflow from financing activities was $9.5 million for the six month period ended June 30, 2007 and included net repayment of $1.4 million relating to the Credit Facility, as described below, during the period. Distributions totaling $8.1 million were paid on Fund Units during the period.

### Credit Facilities
At the time of its IPO, ATS Andlauer LP established credit facilities with a Canadian chartered bank. These credit facilities consist of a three year committed $15.0 million revolving credit facility to finance general operating requirements, as well as a three year committed $4.0 million revolving credit facility to finance leases of operating assets, (collectively the "Credit Facility"). Security for the Credit Facility includes a first security interest on substantially all of the assets of the Fund and its underlying entities, including accounts receivable. Interest on the Credit Facility varies, depending on certain financial ratios, between the lender's Canadian prime rate plus 0% and 0.75% and between the bankers' acceptance rate plus 1.5% and 2.25%. The Credit Facility is subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and does not require principal repayment until the end of the term. The terms of the Credit Facility are subject to change from time to time. The Credit Facility may in certain circumstances restrict the ability of ATS Andlauer LP to pay distributions to the holders of its units, including the Fund, and of the Fund to pay distributions to unitholders if the payment would result in a default under the Credit Facility. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, with which the Fund was in compliance as at June 30, 2007.

As of June 30, 2007, the Fund has borrowed $1.9 million at an effective interest rate of 6.25% under the $15.0 million three year committed revolving credit facility.

Management believes that the credit facilities are sufficient to meet the Fund's working capital requirements.

## Capital Expenditures

During the three and six month periods ended June 30, 2007, ATS Andlauer LP incurred minimal capital expenditures which is consistent with historical levels and is a direct result of the strategic business decision to lease rather than own equipment and facilities. ATS Andlauer LP estimates to spend approximately $1.3 million in capital expenditures in fiscal 2007 of which approximately $0.6 million is estimated to be maintenance capital. As at June 30, 2007 the Fund has spent $0.2 million in capital expenditures, most of which was related to growth capital expenditures. Future capital expenditures (other than acquisitions) will be funded from cash flow generated from operations and lease financing.

ATS Andlauer LP considers maintenance and refurbishment of existing facilities and trucks, and cash proceeds on disposal of capital assets, as maintenance capital expenditures and appropriately deducts these amounts from distributable cash. Growth capital expenditures were not included in the calculation of distributable cash and were funded with operating cash flow not distributed and are considered to be expenditures undertaken to promote business expansion, primarily consisting of acquisitions and terminal development.

The following table provides a summary of maintenance capital expenditures deducted from distributable cash for the three and six month periods ended June 30, 2007:

|  | Three months ended June 30, 2007 | Six months ended June 30, 2007 |
|---|---|---|
|  | (unaudited) | |
|  | ($ thousands) | ($ thousands) |
| Total capital expenditures | 207 | 234 |
| Growth capital expenditures (not deducted from distributable cash) | 194 | 194 |
| Maintenance capital expenditures | 13 | 40 |
| Cash proceeds on disposal of capital assets | (24) | (24) |
| Maintenance capital expenditures added to (deducted from) distributable cash | (11) | 15 |

## SUMMARY OF CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2007, the Fund did not have any off-balance sheet arrangements other than those contractual obligations of ATS Andlauer LP disclosed below:

|  | | Payments ($ thousands) | | | | | |
|---|---|---|---|---|---|---|---|
|  | Total | 2007 (6 mths) | 2008 | 2009 | 2010 | 2011 | Thereafter |
| Premise leases [1] [2] | 78,568 | 4,264 | 8,751 | 8,248 | 8,141 | 7,911 | 41,253 |
| Equipment leases [1] [3] | 19,315 | 2,994 | 5,620 | 4,285 | 2,896 | 2,281 | 1,239 |
| Total [4] | 97,883 | 7,258 | 14,371 | 12,533 | 11,037 | 10,192 | 42,492 |

Notes:
[1] Payments for operating leases are deducted from cash flow from operating activities.
[2] Premise leases include minimum lease payment obligations associated with leases for office and terminal space.
[3] Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.
[4] Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

## TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties include the Exchangeable LP Units that were issued as part of the IPO, and included in Note 7 of the financial statements, and are held by the Vendor.

Consistent with historical practice, the Fund entered into transactions during the period with related parties that were incurred in the normal course of business at terms similar with unrelated parties. These transactions are accounted for at their exchange amount and are expected to continue at similar amounts in the future.

Included in the financial statements are the following transactions and balances as at and for the three and six month periods ended June 30, 2007 and 2006 with companies controlled directly or indirectly by the President and Chief Executive Officer, his spouse or a Fund Trustee:

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | | ($ thousands) | | |
| **Revenue** | | | | |
| Transportation services | 1,595 | 1,848 | 3,197 | 3,889 |
| **Cost of goods sold** | | | | |
| Transportation services | 1,815 | 1,611 | 3,205 | 3,219 |
| Contract labour services | 1,420 | 1,293 | 2,884 | 2,563 |
| **Expenses (recovery)** | | | | |
| Equipment rent | 113 | 181 | 258 | 340 |
| Facility rent | 52 | (9) | 7 | 82 |
| Shared services | (177) | (148) | (354) | (293) |
| Sales incentives and commissions | (24) | 36 | 27 | 82 |
| Accounts receivable | 894 | 1,474 | 894 | 1,474 |
| Accounts payable | 1,065 | 1,035 | 1,065 | 1,035 |

## LONG-TERM INCENTIVE PLAN

For the year ended December 31, 2006 the distributable cash flow per Unit exceeded the base distributable threshold by $0.30 per Unit. In February 2007, the Compensation Committee granted $0.6 million of incentives to be paid in the form of Units, under the Plan. In accordance with the Plan, 43,005 Units were purchased on behalf of Plan participants, of which 14,336 Units vested and were transferred to Plan participants. As at June 30, 2007, 43,808 Units are held in trust by the Fund and have not vested to Plan participants. A compensation expense is recorded over the vesting period and, accordingly, approximately $0.1 million and $0.3 million have been recorded as a compensation expense for the three and six month periods ended June 30, 2007, respectively.

## NORMAL COURSE ISSUER BID

On January 15, 2007, the Fund announced that it had filed with Toronto Stock Exchange (the "TSX") and received approval to repurchase, through the facilities of the TSX for cancellation, up to 871,436 of its outstanding Units, representing approximately 10% of the "public float" of the Units outstanding on January 15, 2007, calculated in accordance with the rules of the TSX. As at the date of this MD&A, the Fund has made no repurchases of Units under the normal course issuer bid.

## SUBSEQUENT EVENT

On July 19, 2007, the Fund announced its regular monthly distributions for each of the months July, August, and September 2007 of $0.0974 per Unit to be paid as followed:

| Record Date | Distribution Date | Ex-Distribution Date |
|---|---|---|
| July 31, 2007 | August 15, 2007 | July 27, 2007 |
| August 31, 2007 | September 17, 2007 | August 29, 2007 |
| September 28, 2007 | October 15, 2007 | September 26, 2007 |

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing its financial statements and accounting for the underlying transactions and balances, the Fund has applied the accounting policies as disclosed in the notes to the financial statements of the Fund. Preparation of the Fund's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The Fund evaluates estimates and judgments on an ongoing basis including those related to the determination of reserves for the allowance for doubtful accounts, amortization expense, and evaluation of contingent liabilities. Estimates are based on historical experience and various other factors believed to be reasonable under the circumstances. The more significant accounting estimates are as follows:

### Revenue Recognition
Revenue is recognized upon delivery of shipments. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for certain discounts and billing corrections. Delivery costs are accrued for as incurred.

### Accounts Receivable Valuation
ATS Andlauer LP records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. ATS Andlauer LP also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. A valuation allowance of $0.62 million was recorded at June 30, 2007.

### Capital Assets and Amortization
Capital assets of ATS Andlauer LP are recorded at acquisition cost. Amortization is provided as follows:

| | |
|---|---|
| Computer equipment | 30% declining balance |
| Furniture | 20% declining balance |
| Leasehold improvements | term of the lease |
| Pickup and delivery equipment | 20% declining balance |

### Long-Term Incentive Plan
The Fund has a long-term incentive plan (the "Plan") for certain of the executive officers and senior management of the GP. The Fund uses the fair value based method of accounting for stock-based compensation. Under the Plan, Units purchased on the open market and held on behalf of the Plan participants are recorded at cost as a reduction of Unitholders' equity.

The Fund records a compensation expense over the vesting period based on the Units' fair value at the time of granting. Where the fair value of the Units at the time of granting is greater than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as contributed surplus. Where the fair value of the Units at the time of grant is lower than the Fund's cost of the Units acquired under the Plan, the difference will be recorded as a reduction to retained earnings.

For the six month period ended June 30, 2007, $0.3 million of compensation expense was recorded based on awards granted under the Plan during March 2006 and February 2007.


## CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, the Fund adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, *Comprehensive Income*; Section 3251, *Equity*; Section 3855, *Financial Instruments - Recognition and Measurement*; and Section 3861, *Financial Instruments - Disclosure and Presentation*. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative amounts for prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in

13

comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Fund has no other comprehensive income components and, accordingly, the Fund's net income equals comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost.

The Fund's financial assets and financial liabilities are classified and measured as follows:

| Asset/Liability | Classification | Measurement |
|---|---|---|
| Cash and cash equivalents | Held for trading | Fair value |
| Accounts receivable | Loans and receivables | Amortized cost |
| Accounts payable and accrued liabilities | Other financial liabilities | Amortized cost |
| Long-term debt | Other financial liabilities | Amortized cost |

In accordance with Section 3855, the Fund conducted a search for embedded derivatives in its contractual arrangements and did not identify any embedded features that required separate presentation from the related host contract.

The adoption of these standards had no impact on the financial statements of the Fund.

## INCOME TAXES

The Fund is taxed as a "mutual fund trust" for Canadian income tax purposes. Pursuant to the Declaration of Trust, the trustees intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, no provision for current income taxes payable is required.

The Fund claims the maximum amount of capital cost allowance, eligible capital expenditures and other deductions available in determining its income for tax purposes annually. This, along with other temporary differences, results in the reported amounts of the Fund's net assets exceeding the tax bases by approximately $34 million at December 31, 2006 (2005 - $35 million).

On October 31, 2006, the Department of Finance (Canada) announced tax proposals pertaining to the taxation of income distributed by publicly listed income trusts and the tax treatment of trust distributions to their unitholders. Currently, the Fund does not pay tax on income it distributes to its unitholders. If enacted, the proposals would apply to the Fund effective January 1, 2011 and would result in Fund income being subject to a tax at the trust level.

The October 31, 2006 trust legislation was substantively enacted into law on June 12, 2007, at which time the Fund must give accounting recognition to these proposed tax rules. While the Fund will not be liable for current taxes until January 1, 2011, it must give recognition in the financial statements to future income taxes arising from those temporary tax differences expected to reverse after January 1, 2011, at the expected tax rates applicable to the Fund. Accordingly, a future income tax provision of $3,730 has been recorded in the consolidated statement of income for the period ended June 30, 2007.

The tax effects of temporary differences that give rise to the net future income tax liability as at June 30, 2007 are as follows:

| | |
|---|---|
| Goodwill and other intangibles | $3,794 |
| Capital assets | (64) |
| | |
| Net future tax liability | $3,730 |

## RISK FACTORS

### General Economic Conditions
The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Fund has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Fund's performance.

### Reliance on Major Customers; Contract Renewals
A significant proportion of ATS Andlauer LP's customers are under contract, with most of those contracts being able to be terminated on short notice. In addition, most of ATS Andlauer LP's customer contracts are subject to renewal annually. There can be no assurance that current customers will continue their relationships with ATS Andlauer LP or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past.

### Use of Third Party Transportation Providers
As an air freight forwarder, ATS Andlauer LP purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders. ATS Andlauer LP routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to unitholders.

### Dependence on Personnel
The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the ATS Andlauer LP. Any shortage of qualified drivers and/or owner-operators may result in the inability of ATS Andlauer LP to accept new customers or the inability of ATS Andlauer LP to meet existing customer obligations. It would be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which ATS Andlauer LP may mot be successful in offsetting through transportation rate increases. Any of the foregoing could result in a material adverse affect on ATS Andlauer LP resulting in a reduction in cash available for distribution to Unitholders.

### Information Technology
ATS Andlauer LP has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer LP's information systems and databases or the information contained in its information systems was lost, ATS Andlauer LP's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer LP's financial condition, results of operation, and the amount of cash available for distribution to unitholders could be materially adversely affected.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Annual Information Form of the Fund, available at www.sedar.com.


## OUTLOOK
The Fund remains focused on meeting the needs of its existing clients and targeting new ones, cross-selling and introducing its capabilities in temperature management. With the move to the new state of the art temperature controlled facility in Toronto substantially complete, the focus will be centered on maximizing the opportunities associated with the additional capacity gained from the new facility. Management expects additional costs relating to the completion of the move to the new facility to flow into operating results of the next quarter as well as the continuation of increased costs in Alberta. In response to increased costs in Alberta several changes to the regional management structure have been implemented with an emphasis on process re-engineering to streamline processes. Management is confident in its ability to execute this strategy. The Fund remains conservatively financed with a debt-to-equity ratio of 0.19:1 and $14.8 million of working capital. In addition, the Fund has a $15.0 million credit facility, of which $1.9 million had been utilized as at June 30, 2007. This provides the Fund with a high degree of flexibility and should allow it to meet ongoing requirements for capital expenditures, working capital and distributions over the next 12 months.

In addition, the Fund will continue to explore opportunities to acquire complementary or competing businesses, within the limits set by the proposed tax legislation.

## DEFINITION OF EBITDA, DISTRIBUTABLE CASH AND NON-GAAP MEASURES

References in this MD&A to:

"**EBITDA**" are to net income before provision for interest, income taxes, depreciation and amortization and non-controlling interest. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Distributable cash**" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund described in the prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from EBITDA, which in turn is derived from net income, a measure recognized under GAAP and is also reconciled to cash from operating activities. See "Distributable Cash and Distributions" for a reconciliation of Distributable cash to cash from operating activities before net changes in non-cash working capital.

"**Gross margin**" is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability to generate earnings necessary to fund overhead costs, capital investment and distributions. It is calculated by deducting cost of goods sold from revenue.

"**Payout ratio**" is a non-GAAP measure that represents a comparison of distributions declared to distributable cash. Management believes that the payout ratio is an indicator of the Fund's conservatism and its ability to continue to make distributions to unitholders at current rates.

EBITDA, Distributable cash, Gross margin and Payout ratio are measures that are not recognized by and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Distributable Cash, Gross margin and Payout ratio may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, and Distributable Cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Fund's performance.

## ADDITIONAL INFORMATION

Additional information relative to the Fund including the Fund's Annual Information Form, may be found on SEDAR at www.sedar.com.

16



**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Michael *Andlauer, President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *June 30, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007


**"Michael Andlauer"**

**Michael Andlauer**
President and Chief Executive Officer

**FORM 52-109F2**
**CERTIFICATION OF INTERIM FILINGS**

I, Brian Mascarenhas, *Vice President Finance and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the period ending *June 30, 2007*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: August 3, 2007


**"Brian Mascarenhas"**

**Brian Mascarenhas**
Vice President Finance and Chief Financial Officer



*For Immediate Release*

# ATS ANDLAUER INCOME FUND ANNOUNCES SECOND QUARTER RESULTS FOR 2007

- Revenue grows 8.0%
- EBITDA down 11.5% or 4.9% excluding one time moving costs
- The requirement to record future income taxes results in loss for the quarter
- Year to date payout ratio 81%
- New facility increases capacity in Toronto

**Toronto, Ontario** –ATS Andlauer Income Fund (the "Fund") (TSX: ATS.UN) today reported second quarter results with revenue growth of 8.0 percent and an EBITDA decline of 11.5 percent or 4.9 percent excluding one time moving costs of approximately $0.3 million associated with the move to the new facility in Toronto incurred in the quarter. Also reported was a $1.8 million loss before non-controlling interest after accounting for the provision for future income taxes of $3.7 million. Excluding the cumulative tax expense required to be recorded in the current quarter, income before non-controlling interest would have been $1.9 million.

## SELECTED FINANCIAL AND OPERATING INFORMATION

| | Three months ended June 30, | | Six months ended June 30, | |
|---|---|---|---|---|
| | **2007** | **2006** | **2007** | **2006** |
| | (unaudited) | (unaudited) | (unaudited) | (unaudited) |
| | ($ thousands, except per Unit amounts) | | ($ thousands, except per Unit amounts) | |
| **Earnings Statement Highlights** | | | | |
| Revenue | 44,037 | 40,775 | 88,451 | 82,349 |
| Gross margin[1] | 15,327 | 15,289 | 31,831 | 30,924 |
| Gross margin percentage [1] | 34.80% | 37.50% | 35.99% | 37.55% |
| Income (loss) before non-controlling interest | (1,788) | 2,436 | 1,354 | 4,833 |
| EBITDA [2] | 3,627 | 4,096 | 8,433 | 8,165 |
| | | | | |
| Income (loss) per Unit | | | | |
| Basic | (0.154) | 0.210 | 0.117 | 0.417 |
| Diluted | (0.154) | 0.210 | 0.116 | 0.416 |
| | | | | |
| **Balance Sheet Highlights** | | | | |
| Total assets | 122,143 | 123,058 | 122,143 | 123,058 |
| Total liabilities | 41,612 | 38,278 | 41,612 | 38,278 |
| Distributions declared per Unit | 0.2922 | 0.2796 | 0.5844 | 0.5226 |

[1] See Non-GAAP Measures

## RESULTS OF OPERATIONS

*For the three months ended June 30, 2007 compared to the three months ended June 30, 2006*

Revenue for the three months ended June 30, 2007 was $44.0 million compared to $40.8 million for the same period in 2006, an increase of $3.2 million or 8.0%. The increase was largely the result of the Pharmaceutical and Healthcare vertical which posted growth of $1.9 million in the period ended June 30, 2007 compared to the same period in 2006, which included revenue from a new Healthcare initiative. Retail revenue growth during the period was $0.9 million net of attrition. Incremental revenue from the entertainment vertical made up the balance of the increase of $0.4 million.

Ground revenue excluding fuel surcharge increased by $2.9 million in three month period ended June 30, 2007 compared to the same period in 2006. Total fuel surcharge revenue increased by $0.3 million from $4.0 million in 2006 to $4.3 million in 2007.

Cost of sales increased from $25.5 million for the three months ended June 30, 2006 to $28.7 million for the three months ended June 30, 2007; cost of sales as a percentage of revenue increased from 62.5% for the three months ended June 30, 2006 to 65.2% for the three months ended June 30, 2007. Linehaul costs as a percentage of revenue remained fairly consistent quarter over quarter. The pickup and delivery and handling costs as a percentage of revenue increased due to higher owner operator rates in Alberta, and start-up and recruitment costs relating to a new Healthcare initiative in Ontario.

Gross margin declined from 37.50% for the three months ended June 30, 2006 to 34.80% for the same period in 2007 due primarily to cost pressures in Alberta which are being addressed, increased labour costs relating to new Healthcare initiatives and pricing pressure in the Entertainment vertical where higher volumes are being offset by lower margins.

EBITDA was $3.6 million for the three months ended June 30, 2007, down from $4.1 million in the same period in 2006, representing a decrease of 11.5% or 4.9% excluding one time moving costs of approximately $0.3 million incurred in the quarter relating to the recent move to the new facility in Toronto. Also affecting EBITDA in the current quarter were increased operating costs in Alberta.

Loss before non-controlling interest after accounting for the provision for future taxes of $3.7 million for the three month period ended June 30, 2007 was $1.8 million compared to an income of $2.4 million for the same period in 2006. The Fund will not be liable for current taxes until January 1, 2011, however is required by GAAP to recognize in its current quarterly financial statements, the cumulative effect of future income taxes arising from temporary tax differences expected to reverse after January 1, 2011, at expected tax rates applicable to the Fund. While the accounting for such future income taxes has had a significant impact on the income before non-controlling interest in the current quarter, there has been no cash impact and Management expects to return to regular earning levels in the next quarter.

## RESULTS OF OPERATIONS

*For the six months ended June 30, 2007 compared to the results for the six months ended June 30, 2006*

Revenue for the six months ended June 30, 2007 was $88.5 million, an increase of $6.1 million or 7.41% over $82.3 million for the same period in 2006. The increase was largely due to the organic growth in all three major customer categories - Entertainment, Pharmaceutical and Healthcare and consumer products verticals. Pharmaceutical and Healthcare contributed over half of the growth posting gains of approximately $3.6 million for the six month period ended June 30, 2007 compared to the same period in 2006. Entertainment contributed a growth of $1.1 million during the six month period and the incremental revenue from the retail vertical made up the balance of the increase of $1.4 million.

Cost of sales increased from $51.4 million for the six months ending June 30, 2006 to $56.6 million for the six months ending June 30, 2007; the cost of sales as a percentage of revenue increased from 62.45% for the six months ending June 30, 2006 to 64.01% for the six months ending June 30, 2007. The increase was due mainly to higher pickup and delivery costs and handling costs in Alberta and additional costs associated with start up and recruitment for a new Healthcare initiative in Ontario. Pricing pressure in the Entertainment vertical also contributed to the overall decrease in gross margin from 37.55% for the six months ended June 30, 2006 to 35.99% for the same period in 2007.

EBITDA was $8.4 million for the six months ended June 30, 2007, up from $8.2 million of EBITDA in the same period in 2006, representing growth of 3.3%. Included in the year to date EBITDA are approximately $0.3 million of one time moving costs associated with the move to the new facility in Toronto, as well as increased costs in Alberta which Management has already begun to implement a strategic response.

Income before non-controlling interest for the six month period ending June 30, 2007 was $1.4 million after accounting for the provision for future income taxes of $ 3.7 million compared to $4.8 million for the same period in 2006.   Income before non-controlling interest was significantly reduced due to the requirement under GAAP to recognize the cumulative effect of future income taxes arising from temporary tax differences expected to reverse after January 1, 2011, at expected tax rates applicable to the Fund.  While the accounting for such future income taxes has had a significant impact on the income before non-controlling interest in the current quarter, there has been no cash impact and Management expects to return to regular earning levels in the next quarter.

## SUMMARY OF MOST RECENTLY COMPLETED CONSOLIDATED QUARTERLY RESULTS

| ($ thousands, except per Unit amounts) | June 30, 2007 (Q2 07) | Mar 31, 2007 (Q1 07) | Dec 31, 2006 (Q4 06) | Sep 30, 2006 (Q3 06) | Jun 30, 2006 (Q2 06) | Mar 31, 2006 (Q1 06) | Dec 31, 2005 (Q4 05) |
|---|---|---|---|---|---|---|---|
| Revenue | 44,037 | 44,414 | 50,789 | 42,540 | 40,775 | 41,574 | 51,053 |
| Gross margin [1] | 15,327 | 16,504 | 19,462 | 15,828 | 15,289 | 15,635 | 20,913 |
| EBITDA [1] | 3,627 | 4,807 | 7,964 | 5,622 | 4,096 | 4,068 | 9,369 |
| Income (loss) before non-controlling interest | (1,788) | 3,143 | 6,196 | 3,974 | 2,436 | 2,396 | 7,750 |
| Income per Unit | | | | | | | |
| Basic | (0.154) | 0.271 | 0.534 | 0.342 | 0.210 | 0.206 | 0.666 |
| Diluted | (0.154) | 0.271 | 0.533 | 0.342 | 0.210 | 0.206 | 0.666 |
| Cash and cash equivalents | 833 | 753 | 265 | 32 | 1,024 | 441 | 264 |
| Total assets | 122,143 | 124,293 | 129,650 | 124,628 | 123,058 | 128,238 | 132,409 |
| Total current liabilities | 13,882 | 13,408 | 18,048 | 12,229 | 12,165 | 11,893 | 19,047 |
| Long-term debt | 1,928 | 3,183 | 3,349 | 3,749 | 3,000 | 7,364 | 3,948 |
| Future income taxes | 3,730 | - | - | - | - | - | - |
| Unitholders' equity | 80,531 | 84,599 | 85,097 | 85,401 | 84,780 | 85,705 | 86,054 |
| Non-controlling interest | 22,072 | 23,103 | 23,156 | 23,249 | 23,113 | 23,276 | 23,360 |

[1] See Non-GAAP Measures

"While I am somewhat disappointed with our cost controls in Alberta and the one-time over budgeted costs as a result of our expansion to our new state of the art facility in Toronto, I am very pleased with our progress and our focus on improving our operational and competitive position in the marketplace," said Michael Andlauer,

President and Chief Executive Officer. "Revenue continues to increase, and with our new brand ATS Healthcare Services combined with our new state of the art temperature controlled facility we are adding the appropriate strategies for an optimal market that is poised for growth."

Total cash distributions for the three and six month periods ended June 30, 2007 were $3.4 million or $0.292 per trust unit and $6.8 million or $0.584 per trust unit respectively. Cash distribution payout ratios for the same periods were 94% and 81% respectively. On an annualized basis, distributions have increased from the prospectus estimate of $0.975 to $1.1688 per trust unit.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

The Financial Statements and Management's Discussion and Analysis for the period ended March 31, 2007, along with additional information relating to the Fund, including all public filings, are available on www.sedar.com and on the Fund's website at www.atsincomefund.ca.

## FORWARD LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Fund's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Fund's website (www.atsincomefund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and the Fund undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

## NON-GAAP MEASURES

**Gross margin** is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by management as it reflects the ability of the Fund to generate earnings necessary to fund overhead costs, capital investment and distributions.

**EBITDA** is a non-GAAP measure that management considers a key measure as an indicator of the ability of the Fund to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. It was necessary to adjust EBITDA of the 2005 pre-acquisition results to facilitate the comparability with the current period. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers.

**Adjusted EBITDA** is a non-GAAP measure that represents EBITDA adjusted for certain non-recurring items that management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future and include management salaries and fees (paid to owner-managers and related parties) and other non-recurring items.

**Cash distribution payout ratio** is a non-GAAP measure that compares distributions paid to available distributable cash which management considers an indicator of the Fund's conservatism and its ability to make distributions to unitholders at current rates in the future.

## For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
Vice President & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200



RECEIVED
AUG 0 8 2007
182

For Immediate Release

# ATS ANDLAUER INCOME FUND ANNOUNCES DISTRIBUTIONS FOR THIRD QUARTER 2007

**Toronto, Ontario** –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today its monthly distributions for each of the months of July, August and September 2007 as follows:

| Record Date | Distribution Date | Ex-Distribution Date | Distribution per Unit |
| --- | --- | --- | --- |
| July 31, 2007 | August 15, 2007 | July 27, 2007 | $0.0974 |
| August 31, 2007 | September 17, 2007 | Aug 29, 2007 | $0.0974 |
| September 28, 2007 | October 15, 2007 | Sept 26, 2007 | $0.0974 |

On an annualized basis, this raises the Fund's distributions from $0.975 per trust unit originally contemplated in its prospectus dated September 22, 2005, to $1.1688 per trust unit. For those unitholders holding units outside a tax deferred plan, the Fund estimates that 98% of the distributions made in 2007 will be treated as taxable income for Canadian income tax purposes and the balance as return of capital. The proportion of these figures may change when the actual results for the fiscal year are calculated.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com and on the Fund's website at www.atsincomefund.ca.

## FORWARD LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Fund. These statements are based on suppositions and uncertainties as well as on management's evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Fund's services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Fund's operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Fund's website (www.atsincomefund.ca). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and the Fund undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

**For further information, please contact:**

| | |
| --- | --- |
| Michael Andlauer | Brian Mascarenhas |
| President & Chief Executive Officer | VP Finance, & Chief Financial Officer |
| ATS Andlauer Transportation Services GP Inc. | ATS Andlauer Transportation Services GP Inc. |
| Suite 600, 190 Attwell Drive | Suite 600, 190 Attwell Drive |
| Etobicoke, Ontario M9W 6H8 | Etobicoke, Ontario M9W 6H8 |
| (416) 798-1379 ext 200 | (416) 798-1379 ext 200 |

